Exhibit 99.1(c)

APPENDIX C

MANAGEMENT SERVICES AGREEMENT

        THIS MANAGEMENT SERVICES AGREEMENT (this “Agreement”) is made and entered into this [—] day of [September], 2009, by and between Retalix Ltd., an Israeli company (the “Company”) and the persons listed on the signature page hereto (the “Service Providers”).

W I T N E S S E T H:

        WHEREAS, concurrently with the execution of this Agreement, the Service Providers and the Company are entering into that certain Share Purchase Agreement, providing for the purchase by the Service Providers of Ordinary Shares constituting 20% of the Company’s issued and outstanding share capital, as well as the grant of certain warrants to purchase Ordinary Shares from the Company (the “PIPE Agreement”); and

        WHEREAS, the Company wishes to enter into this Agreement for the provision of management services by the Service Providers and the Service Providers agree to provide such services, all subject to the terms and conditions set forth herein, effective as of and from the closing of the PIPE Agreement (the “Closing”).

        NOW THEREFORE, in consideration of the mutual agreements, covenants and other promises set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, the parties hereby agree as follows:

1.	Services.

1.1.	Management Services. Subject to the terms and conditions set forth herein, the Service Providers shall provide or cause to be provided to the Company, such management services as set forth on Schedule I attached hereto (the “Management Services”). The Service Providers shall devote an aggregate amount of 700 (seven hundred) hours per each 12-month period during the term of this Agreement for the performance of the Management Services. The allocation of such hours among the Service Providers shall be determined by the Service Providers in their discretion. In the event the Service Provider is a corporate entity or trust, such Service provider undertakes that the Management Services shall be performed personally by the applicable Alpha Promoter (as defined below).

1.2.	Company Facilities and Staff. The Company shall provide and/or make available to the Service Providers, at reasonable times and upon reasonable notice, such office facilities, equipment, books and records, and shall allow Service Providers to consult and discuss with Company’s management and other staff, all as shall be required by the Service Providers for rendering the Management Services hereunder.

2.	Relationship of Parties.

2.1.	The Management Services hereunder shall be performed by Service Providers as independent contractors and no employer-employee relationship will exist between the Service Providers and the Company.

2.2.	Each Service Provider hereby undertakes not to file any claim against the Company concerning employee-employer relationships between such Service Provider and the Company, and if such Service Provider will do so, or in a case that the Company shall incur any other expenses and/or liabilities and/or losses deriving from an adjudication that there is an employee-employer relationship between the Company and such Service Provider during the term of this Agreement – such Service Provider shall indemnify the Company for any such expenses and/or liabilities and/or losses in connection with such a claim, including reasonable attorneys fees (taking into account the provisions of Section 2.3, it being understood that the Company shall not be entitled to indemnity for expenses and/or liabilities and/or losses refunded pursuant to Section 2.3). In no event shall any Service Provider be liable for indemnification in excess of amounts actually received by such Service Provider as Management Fees pursuant to this Agreement.

2.3.	If, for any reason whatsoever a competent authority, including a judicial body, determines that notwithstanding the parties’ agreement as set forth in this Agreement, any Service Provider is the Company’s employee and thus entitled to the benefits of an employee, the following provisions shall apply:

2.3.1.	In lieu of the consideration that was paid to such Service Provider from the commencement of this Agreement, such Service Provider shall be deemed only to be entitled to gross consideration equal to 70% of the consideration actually paid to such Service Provider under this Agreement (the “Adjusted Consideration”) from the date of the commencement of this Agreement. To the Adjusted Consideration shall be added the “Tosefet Yoker” which has been paid in Israel from the date of the commencement of this Agreement.

2.3.2.	Such Service Provider undertake to immediately refund to the Company any amount paid under this Agreement from the commencement date of this Agreement in excess of the Adjusted Consideration (as increased by the Tosefet Yoker), and except for such amounts received by Service Provider as reimbursement of expenses under Section 3.2 hereof.

2.4.	Nothing contained in this Agreement should be construed to require the Service Providers or their respective affiliates to offer to the Company or any of its affiliates any business or investment opportunities, or to preclude any of them from pursuing other business or investment opportunities (without derogating from any obligation under applicable law applying to any Service Provider as a director of the Company).

3.	Payment.

3.1.	Management Fee. The Service Providers shall be entitled to receive an annual management fee in the aggregate amount of US $240,000 (the “Management Fee”) (plus VAT, if applicable). The Management Fee shall be payable by the Company in arrears for each fiscal quarter commencing from January 1, 2010, within 10 days of the end of each fiscal quarters, except that with respect to the year 2009, the Management Fee, if any, shall be pro rated based on the actual number of days that have elapsed from the Closing Date (as defined in the PIPE Agreement) until December 31, 2009. The Management Fee shall be paid by the Company to such bank account(s) as designated in writing by the Service Providers, in US dollars, or, at the Service Providers’ election, in NIS, based on the representative US Dollar/NIS exchange rate known at the applicable date of payment, and, if applicable, upon receipt by the Company of an invoice from the Service Providers. The allocation of the Management Fee among the Service Providers shall be as instructed by them in writing to the Company, and in the absence of instructions, as set forth in Schedule II.

3.2.	The Company shall reimburse the Service Providers for reasonable out-of-pocket expenses incurred by Service Providers in connection with the provision of the Management Services hereunder (which may include flight and lodging expenses in accordance with the Company’s policy for executive officers as in effect from time to time), within ten (10) days of its receipt of the relevant documentation reflecting such expenses. For the purpose of billing the Service Providers’ expenses, the Service Providers shall be required to maintain records of such expenses and invoice the Company on a periodic basis.

3.3.	The Company shall be entitled to withhold from payments hereunder any taxes due under the applicable law.

3.4.	For the avoidance of doubt, the above shall not be deemed to include or constitute remuneration or reimbursement of expenses, if any, in a Service Provider’s capacity as a director of the Company.

4.	Confidentiality, Intellectual PropertyRights and Non-Competition.

4.1.	Confidentiality. Each Service Provider acknowledges that he may receive from the Company or its agents or representatives, directly or indirectly, non-public, confidential or proprietary information (including such information received by the Company from third parties on a confidentiality basis) (“Confidential Information”), and agrees that such information is confidential, and further agrees that, for so long as such information is not public, it will neither use such information for any purpose other than in connection with this Agreement and the performance of the Management Services, nor will it disseminate such information to any person, other than (i) to any affiliates, partners, shareholders, representatives and advisors of such Service Provider who have a need to know such information for purposes of performing the Management Services hereunder, or (ii) subject to applicable law, in connection with Service Provider’s periodic reports to any affiliates, partners, shareholders, representatives and advisors thereof in order to enable them to monitor and evaluate their direct and indirect investment in the Company, provided that such persons to whom the Service Provider has given access to the Company’s confidential information pursuant to (i) and (ii) above are bound by similar confidentiality obligations to those set forth herein, or (iii) as otherwise may be required by a court of competent jurisdiction or other governmental authority or under any applicable law. Confidential Information shall not include any information that (i) is or subsequently becomes publicly available without the Service Provider’s breach of its confidentiality obligations toward the Company, (ii) was known to the Service Provider prior to disclosure of such information by the Company, (iii) became known to the Service Provider from a source other than Company, other than by the breach of an obligation of confidentiality owed to the Company, or (iv) is independently developed by the Service Provider.

4.2.	Ownership of Company Work Product. The term “Company Work Product” means any information, trade secrets, inventions, mask works, ideas, processes, formulas, source and object codes, data, programs, other works of authorship, know-how, improvements, discoveries, developments, designs and techniques, information regarding plans for research, development, new products, marketing and selling, business plans, budgets and unpublished financial statements, licenses, prices and costs, suppliers and customers, that is solely or jointly conceived, made, reduced to practice, or learned by such Service Provider directly as a result of the Management Services provided to the Company. Each Service Provider assigns to the Company all right, title and interest worldwide in and to the Company Work Product and all applicable intellectual property rights related to the Company Work Product.

4.3.	Non-Compete Undertaking. During the term of this Agreement and for a period of twelve (12) months thereafter, each Service Provider hereby agrees not to, and not to cause affiliates controlled by him to, directly or indirectly, engage, promote, establish, market, become or be financially interested in, consult with or for, or associate in a business relationship with, or in any manner become involved, in any other person, business (or any component thereof), occupation, work, operation or any other activity, anywhere in the world, which engages or intends to engage in the developing, producing, offering, distributing, licensing, selling or supporting of products or services that directly competes with the business (or any component thereof), products and services of the Company and any of its affiliates, as currently conducted and as conducted by the Company from time to time until the termination of this Agreement (the “Company’s Field”) and provided that the Company’s Field represents a principal activity of such business, occupation, work, operation or any other activity. Each Service Provider acknowledges that the consideration under this Agreement is paid in consideration, in part, for the obligations and undertakings under this Section 4.3 and that in light of the nature of the transactions contemplated hereunder, the covenants under this Section 4.3 are reasonable and fair under the circumstances.

The undertaking under this Section 4.3 shall exclude:

4.3.1.	holding any securities or having any other interest in any person, where the activity of such person is to make, select, hold or manage investments, using funds provided by multiple investors (such as investment funds, investment managers, and other similar vehicles), in businesses, even if the businesses in which such person invests are in the Company’s Field (provided that the Service Provider or its affiliates are not involved in the management or decision making of such person or in the businesses in which such person invests);

4.3.2.	acquiring or holding up to 25% of the voting rights of any business, company or group which is engaged or interested in the Company’s Field, if the Company’s Field does not represent a principal activity of such business, company or group (for purposes of this Section 4, a “principal” activity shall be an activity that is responsible for over 15% percent of the aggregate annual turnover of such business, company or group); and

4.3.3.	holding of securities which constitute less than 5% of the share capital of any business in the Company’s Field which securities are registered for trading on a stock exchange or an automated quotation system.

5.	Term.

5.1.	Initial Term. This Agreement shall become effective as of and subject to the Closing and shall continue for an initial term of five (5) years thereafter (the “Initial Term”), unless earlier terminated in accordance with its terms.

5.2.	Termination.

5.2.1.	The Service Providers may terminate this Agreement, for any reason, at any time after the second anniversary of the Closing, upon 30-days’ prior written notice tothe Company.

5.2.2.	The Company shall be entitled to terminate this Agreement with respect to any Service Provider (i) upon the occurrence of a Change in Control (as defined below) of the Company occurring after the second anniversary of the Closing upon a 30-days prior written notice tothe Service Providers, (ii) upon (a) conviction of a criminal felony which the Audit Committee of the Board of Directors reasonably believes had or will have a material detrimental effect on the Company’s reputation or business, (b) a breach of trust or (c) causing grave injury to the Company; by such Service Provider, in each case, as determined by the Company’s Audit Committee of the Board of Directors after giving such Service Provider an opportunity to appear before such committee and present his case, and/or (iii) upon 30-days’ prior written notice tothe Service Provider, in the event of continued material breach of such Service Provider’s undertakings as set forth in this Agreement after there has been delivered to such Service Provide a written demand for performance from the Company describing the alleged breach and a reasonable cure period has passed, and/or (v) if all of the Service Providers are for any reason unable to provide the Management Services pursuant to this Agreement. For purposes of this Section 5.1, “Change in Control” shall mean (i) any “person” (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), other than the Service Providers, Ronex Holdings, Limited Partnership or their respective affiliates and Permitted Transferees, who becomes the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company’s then outstanding voting securities; or (ii) the consummation of the sale or disposition by the Company of all or substantially all of the Company’s assets; or (iii) the consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation.

5.2.3.	Renewal. This Agreement shall automatically be renewed at the end of the Initial Term for additional successive terms of one (1) year each at a time thereafter, unless terminated, for any reason, by any party, by thirty (30) days advance written notice to the other party prior to the expiration of the Initial Term or any renewal term thereof (and subject to the termination provisions under Section 5.2.2 above).

5.3.	Effect of Termination. Upon termination of this Agreement, the Service Providers shall be entitled to such Management Fee and other payments incurred by it up to the date of such termination. In the event of termination of this Agreement, there shall be no liability or obligation on the part of any Service Provider or the Company, or their respective affiliates, officers, directors, employees, agents, representatives and permitted successors and assigns, except that the provisions of Section 6 and this Section 5.3 shall remain in full force and effect and survive any termination of this Agreement and except to the extent that such termination results from a breach of this Agreement.

6.	Miscellaneous.

6.1.	Entire Agreement. This Agreement and the exhibits and schedules attached hereto, constitute the full and entire understanding and agreement between the parties with respect to the subject matters hereof and thereof, and supersedes any prior understandings, agreements, or representations by or among the parties, written or oral, to the extent they relate in any way to the subject matter hereof.

6.2.	Amendment; Waiver. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Company and a majority of the Service Providers. Any amendment or waiver effected in accordance with this Section shall be binding upon all parties of this Agreement and their respective successors and assignees.

6.3.	Personal Service Agreement; Several Agreement. Notwithstanding anything in this Agreement to the contrary, the Service Providers hereby acknowledge that this Agreement is a personal services agreement and the Management Services provided hereunder cannot be performed but for by Boaz Dotan, Eli Gelman, Nechemia Lemelbaum, Avinoam Naor and/or Mario Segal (the “Alpha Promoters”). Subject to the above, and other than the undertaking pursuant to Section 1.1 (which shall be joint and not several), any and all obligations, liabilities, indemnities and undertakings by the Services Providers hereunder shall be several and not joint, to be borne by each of them according to the portion of the Management Fee actually received by each such Service Provider.

6.4.	Assignment. Neither this Agreement, nor any rights, interests or obligations under this Agreement may be assigned or transferred, in whole or in part, by operation of law or otherwise by any party hereto, without the prior consent in writing of each the other parties hereto, and any such assignment without such prior written consent shall be null and void, except that, subject to Section6.3, any Service Provider shall be entitled to assign the rights, interests and obligations hereunder (or any part thereof) to any of PermittedTransferee (as defined below). Subject to the foregoing, this Agreement shall inure to the benefit of, and be binding upon, and be enforceable by, the parties hereto and their respective successors, assigns, heirs, executors, and administrators. “Permitted Transferee” shall mean: (a) the controlling holder of any Service Provider (in case of a corporate entity) or the beneficiary (in case of trust) (b) any affiliate of any Service Provider or the persons indicated in (a) above; (c) as to a trust, the beneficiary or beneficiaries of such trust; provided that, in each case, the Permitted Transferee has agreed in writing to assume and be bound by the Service Provider’s obligations hereunder as if it were an original party hereto. For the purpose of this Section “affiliate(s)” of any person shall mean another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person; and “control” (and words of similar import) shall mean ownership (direct or indirect) of more than 50% of the shares of the subject person entitled to vote in the election of directors (or, in the case of a person that is not a corporation, for the election of the corresponding managing authority).

6.5.	Notices. All notices and other communications hereunder shall be in writing and shall be shall be emailed, faxed or mailed by registered or certified mail, postage prepaid, or otherwise delivered by hand or by messenger, addressed to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

6.5.1.	if to the Service Providers, to:

Mr. Avinoam Naor
Hashikma 1, Savyon 56518, Israel
Telephone No.:	(972)-(3)-7371111
Facsimile No.:	(972)-(3)-7371110
Email:	avin@naorf.com

Mr. Eli Gelman
13 Yoav Street, Tel Aviv 69938, Israel
Telephone No.:	(972)-(3)-6352724
Email:	gelmaneli@gmail.com

with a mandatory copy to (which shall not constitute notice):

Meitar Liquornik Geva & Leshem Brandwein
16 Abba Hillel Road Ramat Gan 52506, Israel
Attention:	Dan Geva, Advocate
Shira Azran, Advocate
Telephone No.:	(972)-(3)-610-3100
Facsimile No.:	(972)-(3)-6103-111
Email:	dan@meitar.com
sazran@meitar.com

6.5.2.	if to Company, to:

Retalix Ltd.
10 Zarhin Street, P.O. Box 2282, Ra'anana 43000, Israel
Attention:	Chief Financial Officer
Telephone No.:	(972)-(9)-7766677
Facsimile No.:	(972)-(9)-744-4756
Email:	hugo.goldman@retalix.com

Any notice sent in accordance with this Section 6.5 shall be effective (i) if mailed, seven (7) business days after mailing, (ii) if by airmail two (2) business days after delivery to the courier service, (iii) if sent by messenger, upon delivery, and (iii) if sent via email or facsimile, upon transmission and electronic confirmation of receipt (or recipient’s electronic “read receipt” in case of email) or (if transmitted and received on a non-business day) on the first business day following transmission and electronic confirmation of receipt (or recipient’s electronic “read receipt” in case of email (provided, however, that any notice of change of address shall only be valid upon receipt). Mr. Gelman and Mr. Avinoam Naor are hereby designated as the representatives of all the Service Providers for the receipt of notices under this Agreement, until such time as a majority of the Service Providers shall otherwise notify the Company.

6.6.	Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Israel, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of any competent court located in Tel-Aviv-Jaffa, Israel in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of Israel for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction and such processes.

6.7.	Interpretation. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation”. The words “herein,” “hereof,” “hereto” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “affiliate(s)” (and words of similar import) shall mean as set forth in Rule 405 promulgated under the Securities Act of 1933, as amended, and with respect to any natural person, also, (i) grandparents, parents, siblings, lineal descendant of such person or their spouse (including step and adopted children), and any spouse of such person or any of the foregoing, (ii) any trust established for the benefit of such natural person or any affiliate of such natural person, or (iii) any executor or administrator of the estate of such natural person. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

6.8.	Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

6.9.	OtherRemedies. Any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

6.10.	Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall be considered one and the same agreement, it being understood that all parties need not sign the same counterpart. The exchange of an executed Agreement (in counterparts or otherwise) by facsimile transmission or by electronic delivery in .pdf format or the like shall be sufficient to bind the parties to the terms and conditions of this Agreement, as an original.

– Signature Page Follows –

        IN WITNESS WHEREOF, the parties hereto have caused this Management Services Agreement to be duly executed as of the date first written above.

COMPANY: RETALIX LTD. By: —————————————— Name: Title:

        IN WITNESS WHEREOF, the parties hereto have caused this Management Services Agreement to be duly executed as of the date first written above.

SERVICE PROVIDERS: —————————————— Name: AVINOAM NAOR By: AVINOAM NAOR

—————————————— Name: BOAZ DOTAN By: BOAZ DOTAN

—————————————— Name: NEHEMIA LEMELBAUM By: NEHEMIA LEMELBAUM

—————————————— Name: ELI GELMAN By: ELI GELMAN

—————————————— Name: MARIO SEGAL AND M.R.S.G. (1999) LTD. By: MARIO SEGAL

SCHEDULE I

MANAGEMENT SERVICES

The Management Services to be provided by the Service Providers hereunder shall be comprised of the following services, as may be required from time to time:

1.	general executive management services, including in the capacity of director(s) and/or chairman of the Board of Directors position, but excluding any officer, senior management or similar employee like roles;

2.	advice and assistance concerning long range strategic planning and tactical planning of the Company;

3.	advice and assistance concerning the preparation of budgets, forecasts, capital expenditures plans, disposal plans, and refinancing and recapitalization plans;

4.	advice and assistance concerning strategy, tactics and approach in the negotiation of material supply and procurement contracts, material financings, material merger and acquisition agreements, and material disposal agreements; and

5.	advice and assistance in executive compensation planning and stock option and executive incentive planning, if any.